Exhibit 3

2Q 2017 Results July 27, 2017

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries.    Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

Net Sales Net sales during 2Q17 declined by 12% on a year-over-year basis reflecting lower cement prices and volumes during the quarter.    Net Sales1 -14% -12%    12,718 6,390 5,627 10,989 2Q16 2Q172 6M16 6M17    1 Millions of Philippine Pesos 2 2Q17 net sales breakdown: 99% cement, 1% others    3

# Domestic Cement Volumes and Prices

| | | 6M17 vs. 6M16 | 2Q17 vs. 2Q16 | 2Q17 vs. 1Q17 |
|---|---|---|---|---|
| Domestic Gray Cement | Volume | (6%) | (3%) | 6% |
| | Price (USD) | (14%) | (15%) | (2%) |
| | Price (PHP) | (8%) | (9%) | (2%) |

**Domestic gray cement volumes** declined by 3% during 2Q17 versus same period last year mainly due to:

- Weak demand growth, with delayed infrastructure spending and stable growth in the private sector.
- Longer-than-expected shutdown, which temporarily affected cement output in our APO cement plant in May.

Sequential activity improved with our cement volumes increasing by 6% versus the prior quarter.

**Domestic gray cement prices** during 2Q17 declined by 9% year-over-year and by 2% sequentially. Prices declined in response to heightened competitive conditions and continued presence of imports in the markets.

**Imports** increased in the second quarter versus the same period last year. Nevertheless, on a sequential basis, we have seen a slight deceleration in import volumes.

4

Residential Sector Residential sector permits posted positive growth in 1Q17, presumed to have translated into positive construction activity in 2Q17. Low inflation rate environment prevailing. Persistent housing shortage will support continuing investments into residential construction, although the focus will be greater on private mid-range and high-end residence than social housing.    Approved Residential Building Permits 20% based on floor area1 15% 10% 5% 0% -5% -10% 1Q16 2Q16 3Q16 4Q16 1Q17 Year-on-Year Growth    1 Source: Philippine Statistics Authority    5

Industrial-and-Commercial Sector Growth in industrial and commercial sector permits accelerated in 1Q17, gains in the industrial sector offsetting slight slowdown in the commercial segment. The Philippines’ industrial and commercial developments buoyed by investments in the growing manufacturing, tourism, and service industries. Sustained demand in offices and industrial space especially in business districts and emerging cities will support new construction.    Approved Non-Residential Building Permits 60% based on floor area1 50% 40% 30% 20% 10% 0% -10% 1Q16 2Q16 3Q16 4Q16 1Q17 Year-on-Year Growth    1Source: Philippine Statistics Authority    6

Infrastructure Sector    Public Infrastructure Spending (PHP billion)1 829 864 Budget Actual 506 493 465 345 297 262 276 Jan-May ‘17 242 252 251 159 197 2011 2012 2013 2014 2015 2016 2017 66% 99% 88% 59% 68% 59% % of Budget Spent    Government Infrastructure and Capital Outlay vs. Full Year Budget, (PHP billion)1 Jan-May Spending 2016 182 829 Full-year Budget 2017 197 864 * Government infrastructure spending for first five months only at 23% of the 2017 budget    Bureaucratic obstacles continued to weigh down on the government’s infrastructure project implementation in the first half of the year.    Implementation and funding policy reversals by the administration are seen to further delay outlay as the government’s low absorptive capacity may curb its ability to facilitate the projects. Tax reform, which should support infrastructure program, has progressed slowly.    1 Source: Department of Budget and Management * Includes expenditures for military equipment    7

# Cost of Sales



Millions of Philippine Pesos
Percentage of Net Sales
-3%
-8%
+5.4pp
+3.3pp
3,409
3,307
6,641
6,097
53.4%
58.8%
52.2%
55.5%
2Q16 Pro Forma
2Q17
6M16 Pro Forma
6M17
2Q16 Pro Forma
2Q17
6M16 Pro Forma
6M17

**Cost of sales**, as a percentage of net sales in the quarter, increased due to timing of annual maintenance shutdowns. Cost management, despite inflationary factors, has been key.

Following the annual shutdown, our targeted increase in production at APO cement plant has increased as planned.

NOTE: Refer to slides 22 and 23 for information on pro forma adjustments

8

Operating Expenses Distribution1 Selling and Administrative1 +7% +13% +9%    +31% 1,972 2,118 1,572 1,392 981 1,069 621 816 2Q16 2Q17 6M16 6M17 2Q16 2Q17 6M16 6M17 Pro Forma % of Net Sales 15.4% 19.0% 15.5% 19.3% 9.7% 14.5% 10.9% 14.3%    As a percentage of net sales, Distribution expenses increased 3.6 pp in the quarter, driven by lower transport utilization and higher diesel prices. As a percentage of net sales, S&A Expenses increased 4.8 pp in the quarter due to additional marketing promotions, and other overhead expenses.    1 Millions of Philippine Pesos NOTE: Refer to slides 22 and 23 for information on pro forma adjustments    9

# Operating EBITDA and Operating EBITDA Margin

CEMEX HOLDINGS PHILIPPINES



Millions of Philippine Pesos
Percentage of Net Sales
-56%
-45%
-13.2pp
-9.7pp
1,701
753
3,341
1,824
26.6%
13.4%
26.3%
16.6%
2Q16 Pro Forma
2Q17
6M16 Pro Forma
6M17
2Q16 Pro Forma
2Q17
6M16 Pro Forma
6M17

The decline in **operating EBITDA** during the second quarter is mainly the result of lower prices and volumes and higher operating expenses.

**Operating EBITDA margin** declined by 9.7pp in the first half. Lower prices account for ~70% of the margin decrease.

NOTE: Refer to slides 22 and 23 for information on pro forma adjustments

10

Net Income Net income year-to-date declined by 46% mainly due to lower operating EBITDA. Financial expenses during the first half declined 34% as a result of the refinancing of CHP’s U.S. dollar denominated loan with local debt. With the conversion and denomination to local currency, other financial expenses, mostly foreign exchange losses, also declined 57% in the first half. Effective tax rate for the first half of the year was at 23.6% versus 46.6% last year due to the over provision of tax for CHP’s foreign subsidiaries    Net Income1 -46% -69% 896 436 486 137    2Q16 2Q172 6M16 6M17 Pro Pro Forma Forma    1 Millions of Philippine Pesos 11

Free Cash Flow    2q 2017 & Guidance    12

Free Cash Flow    Free cash flow during the second quarter of 2017 was positive PHP 904 million, mainly due to management of working capital.    January—June Second Quarter 2017 2016 2017 2016 % var % var Pro Forma Pro Forma Operating EBITDA 1,824 3,341 (45%) 753 1,701 (56%)    —Net Financial Expenses 459 200    —Maintenance Capex 196 147    —Change in Working Capital 58 (862)    —Taxes Paid 306 204    —Other Cash Items (net) (22) (3) Free Cash Flow after 827 1,067 Maintenance Capex    —Strategic Capex 237 163 Free Cash Flow 590 904 Millions of Philippine Pesos    NOTE: Refer to slides 22 and 23 for information on pro forma adjustments    13

Solid Plant Capacity Expansion    New line expected to start operations in the fourth quarter of 2019. Expected total investment: US$ 225 million    14

2017 Guidance Cement volumes 3% PHP 918 million Maintenance CAPEX PHP 889 million Solid Plant Expansion CAPEX Capital expenditures PHP 277 million Other Strategic CAPEX PHP 2,084 million Total CAPEX    15

Q&A SESSION 2Q 2017 RESULTS 16

2Q 2017 appendix    17

# Income Statement Information

CEMEX HOLDINGS PHILIPPINES

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

| | January - June | | | | Second Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| INCOME STATEMENT | 2017 | 2016 Pro Forma[1] | % var | 2016 Actual | 2017 | 2016 Pro Forma[1] | % var | 2016 Actual |
| Net sales | 10,989,341 | 12,718,249 | (14%) | 12,718,249 | 5,626,964 | 6,390,040 | (12%) | 6,390,040 |
| Cost of sales | (6,096,885) | (6,640,693) | (8%) | (6,640,693) | (3,307,369) | (3,409,218) | (3%) | (3,409,218) |
| **Gross profit** | **4,892,456** | **6,077,556** | **(19%)** | **6,077,556** | **2,319,595** | **2,980,822** | **(22%)** | **2,980,822** |
| Operating expenses | (3,689,719) | (3,363,239) | 10% | (5,140,487) | (1,884,971) | (1,602,370) | 18% | (2,576,826) |
| **Operating earnings before other expenses, net** | **1,202,737** | **2,714,317** | **(56%)** | **937,069** | **434,624** | **1,378,452** | **(68%)** | **403,996** |
| Other income (expenses), net | 21,780 | (16,737) | (230%) | (68,522) | 2,614 | (24,853) | (111%) | (76,640) |
| **Operating earnings** | **1,224,517** | **2,697,580** | **(55%)** | **868,547** | **437,238** | **1,353,599** | **(68%)** | **327,356** |
| Financial expenses | (439,946) | (671,042) | (34%) | (481,742) | (190,763) | (336,568) | (43%) | (463,801) |
| Other financial income (expenses), net | (147,993) | (341,645) | (57%) | (341,645) | (50,653) | (142,341) | (64%) | (142,340) |
| **Net income before income taxes** | **636,578** | **1,684,893** | **(62%)** | **45,160** | **195,822** | **874,690** | **(78%)** | **(278,785)** |
| Income tax | (150,525) | (789,057) | (81%) | (1,513) | (59,308) | (438,577) | (86%) | 108,130 |
| **Consolidated net income** | **486,053** | **895,836** | **(46%)** | **43,647** | **136,514** | **436,113** | **(69%)** | **(170,655)** |
| Non-controlling Interest Net Income | 15 | 14 | 7% | 14 | 7 | 8 | (10%) | 8 |
| **Controlling Interest Net Income** | **486,068** | **895,850** | **(46%)** | **43,661** | **136,521** | **436,121** | **(69%)** | **(170,647)** |
| | | | | | | | | |
| **Operating EBITDA** | **1,824,128** | **3,340,732** | **(45%)** | **1,563,485** | **753,433** | **1,701,032** | **(56%)** | **726,575** |
| **Earnings per share** | **0.09** | | | | **0.03** | | | |

[1] Refer to slides 22 and 23 for information on pro forma adjustments

18

# Income Statement Information

CEMEX HOLDINGS PHILIPPINES

(Thousands of U.S. Dollars, except per share amounts)

| | January - June | | | | Second Quarter | | | |
|---|---|---|---|---|---|---|---|---|
| INCOME STATEMENT | 2017 | 2016 Pro Forma[1] | % var | 2016 Actual | 2017 | 2016 Pro Forma[1] | % var | 2016 Actual |
| Net sales | 219,549 | 270,630 | (19%) | 270,630 | 112,401 | 136,243 | (17%) | 136,243 |
| Cost of sales | (121,806) | (141,306) | (14%) | (141,306) | (66,066) | (72,689) | (9%) | (72,689) |
| **Gross profit** | **97,743** | **129,324** | **(24%)** | **129,324** | **46,335** | **63,554** | **(27%)** | **63,554** |
| Operating expenses | (73,715) | (71,566) | 3% | (109,384) | (37,653) | (34,164) | 10% | (54,941) |
| **Operating earnings before other expenses, net** | **24,028** | **57,758** | **(58%)** | **19,940** | **8,682** | **29,390** | **(70%)** | **8,613** |
| Other income (expenses), net | 435 | (356) | (222%) | (1,458) | 52 | (530) | (110%) | (1,634) |
| **Operating earnings** | **24,463** | **57,402** | **(57%)** | **18,482** | **8,734** | **28,860** | **(70%)** | **6,979** |
| Financial expenses | (8,789) | (14,279) | (38%) | (10,251) | (3,811) | (7,176) | (47%) | (9,889) |
| Other financial income (expenses), net | (2,957) | (7,270) | (59%) | (7,270) | (1,012) | (3,035) | (67%) | (3,035) |
| **Net income before income taxes** | **12,717** | **35,853** | **(65%)** | **961** | **3,911** | **18,649** | **(79%)** | **(5,945)** |
| Income tax | (3,007) | (16,790) | (82%) | (32) | (1,185) | (9,351) | (87%) | 2,305 |
| **Consolidated net income** | **9,710** | **19,063** | **(49%)** | **929** | **2,726** | **9,298** | **(71%)** | **(3,640)** |
| Non-controlling Interest Net Income | 0 | 0 | | 0 | 0 | 0 | | 0 |
| **Controlling Interest Net Income** | **9,710** | **19,063** | **(49%)** | **929** | **2,726** | **9,298** | **(71%)** | **(3,640)** |
| | | | | | | | | |
| **Operating EBITDA** | **36,443** | **71,087** | **(49%)** | **33,269** | **15,050** | **36,268** | **(59%)** | **15,491** |
| **Earnings per share** | **0.00** | | | **0.00** | **0.00** | | | **0.00** |

[1] Refer to slides 22 and 23 for information on pro forma adjustments

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Debt Information    Maturity Profile1    Revolving Facility2 BDO Debt    6,656 5,027 Avg. life of debt: 5.3 years Net Debt to EBITDA3: 2.2x 1,664 1,199 70 140 140 140 20174 2018 2019 2020 2021 2022 2023 2024    1 Millions of Philippine Pesos; U.S. dollar debt converted using end March 2017 exchange rate of PHP 50.47 2 Pertains to U.S. dollar-denominated revolving facility with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA 4 Maturity amount pertains only to BDO Debt BDO Financial Covenants: Consolidated Total Debt to Consolidated EBITDA ratio not exceeding 4.00x Consolidated EBTIDA to Consolidated Interest Expense not less than 4.00x    20

Definitions 6M17 / 6M16 Results for the first six months of the years 2017 and 2016, respectively; in some cases, as indicated on a pro forma basis. PHP Philippine Pesos pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. Imports Imports by traders. 21

Presentation of Pro Forma Financial Information (For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.) CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017. Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the six-month and the three-month periods ended June 30, 2017, CHP continued to use pro forma selected consolidated income statement information for the six-month and the three-month periods ended June 30, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016. CHP Pro forma consolidated income statement for the six-month and the three-month periods ended June 30, 2016 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties, and reinsurance agreements (on a like-to-like basis) for the six-month and the three-month periods ended June 30, 2016.    (Continued in slide 23) 22

Presentation of Pro Forma Financial Information (Continued from slide 22) In addition:    (1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the new reinsurance agreements is adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016).    This change in accounting treatment is presented in this report’s Pro Forma consolidated income statement information for the six-month and the three-month periods ended June 30, 2016    This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the six-month and the three-month periods ended June 30, 2016. (2) the Pro Forma selected consolidated income statement information for the six-month and the three-month periods ended June 30, 2016 appearing in this report was prepared by (a) removing interest payments on short-term debt, and (b) annualizing long-term debt. 23

Contact Information Investor Relations Stock Information In the Philippines PSE:                +632 849 3600 CHP chp.ir@cemex.com 24